Filed by: Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 001-15153

Subject Company: Blockbuster Inc.

Blockbuster Inc. and Viacom Inc. jointly issued the following press release on June 18, 2004

VIACOM AND BLOCKBUSTER ANNOUNCE TERMS OF SEPARATION

Divestiture To Be Achieved Through Split-Off Exchange Offer

Blockbuster Anticipates Paying Special Cash Dividend Of $5 Per Share

Prior To Split-Off

NEW YORK and DALLAS, June 18, 2004 – Viacom Inc. (NYSE: VIA and VIA.B) and Blockbuster Inc. (NYSE: BBI) today jointly announced the terms of their proposed separation. The transaction would involve Viacom’s distribution of its interest in Blockbuster through a “split-off” exchange offer to Viacom stockholders. The terms of the proposed split-off are described in more detail in a Blockbuster registration statement being filed today with the Securities and Exchange Commission.

Blockbuster also announced that, prior to the commencement of the exchange offer, Blockbuster anticipates paying a pro rata special cash distribution of $5 per share, or a total of approximately $905 million based on the number of shares currently outstanding, to all stockholders, including Viacom. As the owner of approximately 81.5% of Blockbuster’s outstanding shares, Viacom anticipates receiving a cash payment of $738 million in the distribution, which, as to Viacom, will be free of income taxes.

Blockbuster also announced that it received a financing commitment from JPMorgan, Citigroup and Credit Suisse First Boston for a new $1.45 billion credit facility subject to customary conditions, which will be used to finance the special distribution and replace Blockbuster’s current revolving credit facility.

Viacom expects the divestiture to be completed in the third quarter of 2004.

A special committee of independent directors of Blockbuster has unanimously recommended the credit facility, payment of a $5 per share cash distribution (subject to certain conditions), certain inter-company arrangements and the filing of the Blockbuster registration statement. In addition, both the Viacom and Blockbuster boards have approved the exchange offer and the inter-company arrangements.

Sumner Redstone, Chairman and Chief Executive Officer of Viacom, said, “Viacom’s separation from Blockbuster is a major event that begins a new chapter in the Viacom growth story and brings

-more-

significant advantages for both companies as we pursue our separate paths to success. Following the split-off, Viacom will devote all its energies and resources into expanding in core areas, particularly the content creation engines that we believe will drive our future performance. The split-off, which is also expected to result in a reduction of Viacom’s outstanding shares, enables Blockbuster to focus on its mission to become a specialty retailer of home entertainment.”

John Antioco, Blockbuster Chairman and CEO said, “We are pleased to be moving forward with our split-off from Viacom, and we believe that by becoming a separate company we will be better able to pursue our retailing strategy. Additionally, we believe issuing a special cash distribution will offer value to our stockholders without inhibiting us from executing our business plan.”

The exchange offer will provide Viacom stockholders with the opportunity to exchange, on a tax-free basis, some or all of their shares of Viacom Class A or Class B common stock for shares of Blockbuster Class A and Class B common stock held by Viacom. The exchange ratio for the exchange offer will be set prior to the commencement of the exchange offer.

Viacom currently owns 144 million shares of Blockbuster Class B common stock, representing all of the outstanding shares of Blockbuster Class B common stock. Viacom has agreed with Blockbuster that, subject to the satisfaction of certain conditions to ensure the tax-free nature of the exchange offer, Viacom will convert a portion of these shares of Blockbuster Class B common stock, on a one-for-one basis, into shares of Blockbuster Class A common stock prior to the completion of the exchange offer. As a result of this conversion, the outstanding Blockbuster common stock after completion of the exchange offer is currently expected to consist of approximately 60% Blockbuster Class A common stock and 40% Blockbuster Class B common stock. It is currently expected that, after the transaction is completed, the number of votes per share of Blockbuster Class B common stock will be reduced from five votes per share to two votes per share.

Information About the Exchange Offer

Viacom has not commenced the exchange offer to which this communication relates. Stockholders of Viacom are advised to read Viacom’s Tender Offer Statement on Schedule TO, Blockbuster’s Registration Statement on Form S-4 and the Offer to Exchange/Prospectus and any other documents relating to the exchange offer that are filed with the SEC when they become available because they will contain important information. Stockholders of Viacom may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or from Viacom Investor Relations at 1-800-516-4399.

About Viacom Inc.

Viacom is a leading global media company, with preeminent positions in broadcast and cable television, radio, outdoor advertising, and online. With programming that appeals to audiences in every demographic category across virtually all media, the company is a leader in the creation, promotion, and distribution of entertainment, news, sports, music, and comedy. Viacom’s well-known brands include CBS, MTV, Nickelodeon, Nick at Nite, VH1, BET, Paramount Pictures, Infinity Broadcasting, Viacom Outdoor, UPN, TV Land, Comedy Central, CMT: Country Music Television, Spike TV, Showtime, Blockbuster, and Simon & Schuster. More information about Viacom and its businesses is available at www.viacom.com.

About Blockbuster Inc.

Blockbuster is a publicly traded subsidiary of Viacom and a leading global provider of in-home movies and game entertainment, with approximately 8,900 stores throughout the Americas, Europe, Asia and Australia. Blockbuster may be accessed worldwide at www.blockbuster.com.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. These forward-looking statements are not based on historical facts, but rather reflect Viacom’s and Blockbuster’s current expectations concerning future results and events. Forward-looking statements generally can be identified by the use of statements that include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will” or other similar words or phrases. Similarly, statements concerning Blockbuster’s contemplated special cash distribution or borrowings by Blockbuster pursuant to the new credit facilities, Viacom’s exchange offer or agreements or arrangements relating to any of such matters or that describe Viacom’s or Blockbuster’s objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause Viacom’s or Blockbuster’s actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. There may be additional risks, uncertainties and factors that Viacom and Blockbuster do not currently view as material or that are not necessarily known. Viacom and Blockbuster cannot make any assurance that the special cash distribution will be paid, the exchange offer will be made or completed, the separation will take place or that projected results or events will be achieved. The matters discussed in the “Risk Factors” sections of the Preliminary Prospectus-Offer to Exchange that is included in Blockbuster’s Registration Statement on Form S-4 filed on June 18, 2004, the matters discussed in the “Disclosure Regarding Forward-Looking Information” sections of Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and the matters discussed in the “Cautionary Statement Concerning Forward-Looking Statements” sections of Viacom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Viacom’s Quarterly Report on Form 10-Q

for the quarter ended March 31, 2004, among others, could affect future results, causing these results to differ materially from those expressed in Viacom’s and Blockbuster’s forward-looking statements.

The forward-looking statements included in this press release are made only as of the date of this press release and neither Viacom nor Blockbuster has any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances.

Contacts:

Viacom Contacts:

Media: Carl D. Folta Senior Vice President, Corporate Relations (212) 258-6352 carl.folta@viacom.com	Analysts/Investors: Martin Shea Senior Vice President, Investor Relations (212) 258-6515 marty.shea@viacom.com

Susan Duffy Vice President, Corporate Relations (212) 258-6347 susan.duffy@viacom.com	James Bombassei Vice President, Investor Relations (212) 258-6377 james.bombassei@viacom.com

Blockbuster Contacts:
Media: Karen Raskopf Senior Vice President, Corporate Communications (214) 854-3190	Analysts/Investors: Mary Bell Senior Vice President, Investor Relations (214) 854-3863

Randy Hargrove Director, Corporate Communications (214) 854-3190

###